                                                                   EXHIBIT 99.2








                          GERDAU AMERISTEEL CORPORATION

           (incorporated under the Business Corporations Act (Ontario)


                            35,000,000 Common Shares









                               PURCHASE AGREEMENT
















Dated: October 14, 2004

                                                  TABLE OF CONTENTS


PURCHASE AGREEMENT................................................................................................1
SECTION 1.                   Representations and Warranties.......................................................4
         (a)      Representations and Warranties by the Company...................................................4
                  (i)        Compliance with Registration Requirements............................................4
                  (ii)       Incorporated Documents...............................................................5
                  (iii)      Independent Accountants..............................................................6
                  (iv)       Company Financial Statements.........................................................6
                  (v)        North Star Financial Statements......................................................7
                  (vi)       North Star Acquisition...............................................................7
                  (vii)      No Material Adverse Change in Business...............................................7
                  (viii)     Good Standing of the Company.........................................................7
                  (ix)       Capitalization.......................................................................8
                  (x)        Authorization of Agreements..........................................................8
                  (xi)       Authorization and Description of Securities..........................................9
                  (xii)      Absence of Defaults and Conflicts....................................................9
                  (xiii)     Absence of Labor Dispute............................................................10
                  (xiv)      Absence of Proceedings..............................................................10
                  (xv)       Possession of Intellectual Property.................................................10
                  (xvi)      Absence of Further Requirements.....................................................10
                  (xvii)     Possession of Licenses and Permits..................................................11
                  (xviii)    Title to Property...................................................................11
                  (xix)      Investment Company Act..............................................................11
                  (xx)       Environmental Laws..................................................................12
                  (xxi)      Benefit Plan Compliance.............................................................12
                  (xxii)     No Stabilization or Manipulation....................................................13
                  (xxiii)    Registration Rights.................................................................13
                  (xxiv)     Other Reports and Information.......................................................13
                  (xxv)      Taxes...............................................................................13
                  (xxvi)     Insurance...........................................................................14
                  (xxvii)    Compliance with Laws................................................................14
                  (xxviii)   No Broker...........................................................................14
                  (xxix)     Principal Shareholders..............................................................14
                  (xxx)      Non-Arm's Length Transactions.......................................................14
                  (xxxi)     Stamp Tax...........................................................................14
                  (xxxii)    French Language Documents...........................................................14
                  (xxxiii)   No Unlawful Payments................................................................15
                  (xxxiv)    Disclosure Controls.................................................................15
                  (xxxv)     Accounting Controls.................................................................15
                  (xxxvi)    Sarbanes-Oxley Act of 2002..........................................................15
                  (xxxvii)   Foreign Status......................................................................15
         (b)      Officers' Certificate..........................................................................15
SECTION 2.                   Sale and Delivery to Underwriters; Closing..........................................15


                                       i
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
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
         (a)      Initial Securities.............................................................................16
         (b)      Option Securities..............................................................................16
         (c)      Payment........................................................................................16
         (d)      Denominations; Registration....................................................................17
         (e)      Sub-underwriter Notification...................................................................17
SECTION 3.                   Covenants of the Company............................................................17
         (a)      Compliance with Securities Regulations and Commission Requests.................................17
         (b)      Filing of Amendments...........................................................................18
         (c)      Delivery of Filed Documents....................................................................18
         (d)      Delivery of Prospectuses.......................................................................18
         (e)      Continued Compliance with Securities Laws......................................................18
         (f)      Blue Sky Qualifications........................................................................19
         (g)      Rule 158.......................................................................................19
         (h)      Use of Proceeds................................................................................19
         (i)      Restriction on Sale of Securities..............................................................19
         (j)      Listing........................................................................................20
         (k)      Reporting Requirements.........................................................................20
         (l)      PREP Procedures................................................................................20
         (m)      Translation Opinions...........................................................................20
         (n)      Translation Opinions -- Financial Statements...................................................21
         (o)      Lock-Up Agreements.............................................................................21
         (p)      Dividends......................................................................................21
SECTION 4.                   Payment of Expenses.................................................................21
         (a)      Expenses.......................................................................................21
         (b)      Termination of Agreement.......................................................................22
SECTION 5.                   Conditions of Underwriters' Obligations.............................................22
         (a)      Effectiveness of Registration Statement........................................................22
         (b)      Opinion of United States and Canadian Counsel for Company......................................22
         (c)      Opinion of Acquisition Counsel for Company.....................................................22
         (d)      Opinion of Canadian Counsel for Underwriters and the Sub-underwriter...........................23
         (e)      Opinion of U.S. Counsel for Underwriters and the Sub-underwriter...............................23
         (f)      Officers' Certificate..........................................................................23
         (g)      Accountant's Comfort Letters...................................................................23
         (h)      Bring-down Comfort Letters.....................................................................24
         (i)      No Objection...................................................................................24
         (j)      Lock-up Agreements.............................................................................24
         (k)      Approval of Listing............................................................................24
         (l)      Gerdau S.A. Subscription.......................................................................24
         (m)      Conditions to Purchase of Option Securities....................................................24
                  (i)        Opinion of United States and Canadian Counsel for Company...........................24
                  (ii)       Opinion of Acquisition Counsel for Company..........................................25
                  (iii)      Opinion of Canadian Counsel for Underwriters and
                                             the Sub-underwriter.................................................25
                  (iv)       Opinion of U.S. Counsel for Underwriters and the Sub-underwriter....................25
                  (v)        Officers' Certificate...............................................................25



                  (vi)       Bring-down Comfort Letter...........................................................25
         (n)      Additional Documents...........................................................................25
         (o)      Termination of Agreement.......................................................................26
SECTION 6.                   Indemnification.....................................................................26
         (a)      Indemnification of Underwriters and the Sub-underwriter........................................26
         (b)      Indemnification of Company, Directors and Officers.............................................27
         (c)      Actions against Parties; Notification..........................................................27
         (d)      Settlement without Consent if Failure to Reimburse.............................................28
SECTION 7.                   Contribution........................................................................28
SECTION 8.                   Representations, Warranties and Agreements to Survive Delivery......................29
SECTION 9.                   Termination of Agreement............................................................30
         (a)      Termination; General...........................................................................30
         (b)      Liabilities....................................................................................30
SECTION 10.                  Default by One or More of the Underwriters..........................................30
SECTION 11.                  Agent for Service; Submission to Jurisdiction; Waiver of Immunities.................31
SECTION 12.                  Notices.............................................................................31
SECTION 13.                  Parties.............................................................................32
SECTION 14.                  GOVERNING LAW AND TIME..............................................................32
SECTION 15.                  Effect of Headings..................................................................32
SECTION 16.                  Judgment Currency...................................................................32



                                       iii
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

         SCHEDULES
                  Schedule  A - List of Underwriters......................................................  Sch A-1
                  Schedule  B - List of Significant Subsidiaries..........................................  Sch B-1
                  Schedule  C - Pricing Information.......................................................  Sch C-1
                  Schedule  D - List of Persons and Entities Subject to Lock-up...........................  Sch D-1

         EXHIBITS
                  Exhibit  A -  Form of Opinion of Company's Canadian Counsel.............................      A-1
                  Exhibit  B -  Form of Opinion of Company's U.S. Counsel ................................      B-1
                  Exhibit  C -  Form of Opinion of Company's Acquisition Counsel..........................      C-1
                  Exhibit  D -  Form of Lock-up Letter ...................................................      D-1


                          Gerdau Ameristeel Corporation

          (incorporated under the Business Corporations Act (Ontario))



                            35,000,000 Common Shares



                               PURCHASE AGREEMENT

                                                                October 14, 2004

MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith
                Incorporated
BMO Nesbitt Burns Inc.
CIBC World Markets Inc.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
c/o  Merrill Lynch & Co.
     Merrill Lynch, Pierce, Fenner & Smith
                    Incorporated
     World Financial Center, North Tower
     250 Vesey Street, 6th Floor
     New York, NY 10281-1209

Ladies and Gentlemen:

         Gerdau Ameristeel Corporation, a company incorporated under the Business Corporations Act (Ontario) (the "Company"), confirms its agreement with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), BMO Nesbitt Burns Inc. ("BMO NB"), CIBC World Markets Corp., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated (collectively, the "Underwriters", which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), with respect to the issue and sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of the respective numbers of common shares, without par value, of the Company ("Common Shares") as set forth in Schedule A hereto and with respect to the grant by the Company to the Underwriters, acting severally and not jointly, of the option described in Section 2(b) hereof to purchase all or any part of 5,250,000 additional Common Shares to cover over-allotments, if any. The aforesaid 35,000,000 Common Shares (the "Initial Securities") to be purchased by the Underwriters and all or any part of the 5,250,000 Common Shares subject to the option described in Section 2(b) hereof (the "Option Securities") are hereinafter called, collectively, the "Securities".

         The Company understands that the Underwriters propose to make a public offering of the Securities in the United States and in each of the provinces and territories of Canada upon the terms set forth in the U.S. Prospectus (as defined below) and the Canadian Prospectus (as defined below) as soon as the Underwriters deem advisable after this purchase agreement (the "Agreement") has been executed and delivered.

         The Company has entered into a subscription agreement, dated the date hereof (the "Gerdau S.A. Subscription Agreement"), with Gerdau Steel Inc., an affiliate of Gerdau S.A., pursuant to which Gerdau Steel Inc. will purchase from the Company 35,000,000 Common Shares (the "Gerdau S.A. Initial Securities") at the price per share set forth in paragraph 1 of Schedule C, the closing of which shall occur at the Closing Time (as defined below). The Gerdau S.A. Subscription Agreement also provides that Gerdau Steel Inc. shall purchase, within two days following the date of exercise of the over-allotment option described in Section 2(b) hereof, the same number of additional Common Shares (the "Gerdau S.A. Additional Securities" and, together with the Gerdau S.A. Initial Securities, the "Gerdau S.A. Securities") that the Underwriters purchase pursuant to Section 2(b). The purchase of Gerdau S.A. Securities by Gerdau Steel Inc. is separate from the public offering of the Securities as contemplated by this Agreement, and no commission shall be payable to the Underwriters in connection with the purchase of the Gerdau S.A. Securities by Gerdau Steel Inc. pursuant to the Gerdau S.A. Subscription Agreement. As set forth in Section 5(l) hereof, the purchase of the Initial Securities by the Underwriters pursuant to Section 2 of this Agreement is conditional on the closing of the purchase of the Gerdau S.A. Initial Securities by Gerdau Steel Inc.

         The Company has also entered into definitive agreements, each dated September 9, 2004 (the "Asset Purchase Agreements"), with Cargill, Incorporated and certain of its subsidiaries (the "Vendors") to acquire (the "Acquisition") the land, fixed assets and working capital of four long steel products mills and four downstream facilities (collectively referred to as "North Star"). The purchase of Securities by the Underwriters pursuant to Section 2 of this Agreement is not conditional on the closing of the Acquisition.

         The Company has prepared and filed with the securities regulatory authorities (the "Qualifying Authorities") in each of the provinces and territories of Canada (the "Qualifying Jurisdictions") a preliminary short form base PREP prospectus, including the documents incorporated by reference, dated October 4, 2004, relating to the Securities and the Gerdau S.A. Securities (in the English and French languages, as applicable, the "Canadian Preliminary Prospectus"). The Ontario Securities Commission (the "Reviewing Authority") is the principal regulator for the Company in respect of the offering of Securities and Gerdau S.A. Securities and the Canadian Preliminary Prospectus has been filed with the Qualifying Authorities pursuant to National Instrument 44-101 - Short Form Prospectus Distributions, National Policy 43-201 - Mutual Reliance Review System for Prospectuses and Annual Information Forms and National Instrument 44-103 - Post-Receipt Pricing for the pricing of securities after the final receipt for a prospectus has been obtained (the "PREP Procedures"). The Reviewing Authority has issued a preliminary Mutual Reliance Review System ("MRRS") decision document on behalf of itself and the Qualifying Authorities evidencing a receipt by each of the Qualifying Authorities for the Canadian Preliminary Prospectus. The Company has prepared and filed with the United States Securities and Exchange

Commission (the "Commission") a registration statement on Form F-10 (File No. 333-119539) covering the registration of the Securities (but not the Gerdau S.A. Securities) under the Securities Act of 1933, as amended (the "1933 Act"), including the Canadian Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) (the "U.S. Preliminary Prospectus").

         In addition, the Company (A) has prepared and filed (1) with the Qualifying Authorities, a final short form base PREP prospectus relating to the Securities, including the documents incorporated by reference dated October 14, 2004 (in the English and French languages, as applicable, the "Final PREP Prospectus") which omits the PREP Information (as hereinafter defined) in accordance with the PREP Procedures and (2) with the Commission, an amendment to such registration statement, including the Final PREP Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) omitting the PREP Information, and (B) will prepare and file, promptly after the execution and delivery of this Agreement, (1) with the Qualifying Authorities, in accordance with the PREP Procedures, a supplemented PREP prospectus setting forth the PREP Information (in the English and French languages, as applicable, the "Supplemental PREP Prospectus"), and (2) with the Commission, in accordance with General Instruction II.L. of Form F-10, the Supplemental PREP Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) (the "U.S. Supplemental Prospectus"). The information included in the Supplemental PREP Prospectus that is omitted from the Final PREP Prospectus for which a receipt has been obtained from the Reviewing Authority on behalf of the Qualifying Authorities and which is deemed under the PREP Procedures to be incorporated by reference into the Final PREP Prospectus as of the date of the Supplemental PREP Prospectus is referred to herein as the "PREP Information".

         Each prospectus relating to the Securities (A) used in the United States (1) before the time such registration statement on Form F-10 became effective or (2) after such effectiveness and prior to the execution and delivery of this Agreement or (B) used in Canada (1) before a receipt for the Final PREP Prospectus had been obtained from the Reviewing Authority on behalf of itself and the Qualifying Authorities or (2) after such receipt has been obtained and prior to the execution and delivery of this Agreement, in each case, including the documents incorporated by reference therein, that omits the PREP Information, is herein called a "preliminary prospectus". Such registration statement on Form F-10, including the exhibits thereto and the documents incorporated by reference therein, as amended at the time it became effective is herein called the "Registration Statement". The prospectus included in the Registration Statement at the time it became effective, including the documents incorporated by reference therein, is herein called the "U.S. Prospectus", except that if a U.S. Supplemental Prospectus containing the PREP Information is thereafter furnished to the Underwriters after the execution of this Agreement (whether or not such prospectus is required to be filed pursuant to the general rules and regulations of the Commission under the 1933 Act (the "1933 Act Regulations")), the term "U.S. Prospectus" shall refer to such U.S. Supplemental Prospectus, including the documents incorporated by reference therein.

         The Final PREP Prospectus for which a final MRRS decision document has been issued by the Reviewing Authority on behalf of the Qualifying Authorities, including the documents incorporated by reference therein, is herein referred to as the "Canadian Prospectus", except that, if, after the execution of this Agreement, a Supplemental PREP Prospectus containing the PREP Information is thereafter filed with the Qualifying Authorities, the term "Canadian Prospectus" shall refer to such Supplemental PREP Prospectus, including the documents incorporated by reference therein. Any amendment to the Canadian Prospectus, any amended or supplemental prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the securities laws of the Qualifying Jurisdictions prior to the Closing Time (as hereinafter defined) or, where such document is deemed to be incorporated by reference into the Final PREP Prospectus, prior to the expiry of the period of distribution of the Securities, is referred to herein collectively as the "Supplementary Material".

         The Company understands that a portion of the Securities may be offered and sold in a public offering in the Qualifying Jurisdictions conducted through Merrill Lynch Canada Inc., an affiliate of Merrill Lynch, CIBC World Markets Inc., an affiliate of CIBC World Markets Corp., J.P. Morgan Securities Canada Inc., an affiliate of J.P. Morgan Securities Inc., and Morgan Stanley Canada Limited, an affiliate of Morgan Stanley & Co. Incorporated (the "Sub-underwriters"), pursuant to the Canadian Prospectus. The Sub-underwriters, subject to the terms and conditions set forth herein, agree and covenant with the Company to use reasonable efforts to sell the Securities in the Qualifying Jurisdictions. Any Securities so sold will be purchased by the Sub-underwriters from their respective U.S. affiliates at the Closing Time (as hereinafter defined) at a price equal to the purchase price as set forth in Schedule C hereto or such purchase price less an amount to be mutually agreed upon by the Sub-underwriters and their respective U.S. affiliates, which amount shall not be greater than the underwriting commission as set forth in Schedule C hereto.

         The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the "Form F-X").

         SECTION 1. Representations and Warranties.

         (a) Representations and Warranties by the Company. The Company represents and warrants to each Underwriter and the Sub-underwriters as of the date hereof, as of the Closing Time referred to in Section 2(c) hereof, and as of each Date of Delivery (if any) referred to in Section 2(b) hereof, and agrees with each Underwriter and the Sub-underwriters, as follows:

                  (i) Compliance with Registration Requirements. The Company is a reporting issuer (or equivalent thereof) in each Qualifying Jurisdiction and is not in default under the securities laws of any Qualifying Jurisdiction. The Company is qualified to file a prospectus in the form of a short form prospectus in each Qualifying Jurisdiction pursuant to the requirements of National Instrument 44-101 - Short Form Prospectus Distributions. The Company meets the general eligibility requirements for use of Form F-10 under the 1933 Act and is eligible to use the PREP Procedures. A MRRS decision document evidencing a receipt has been obtained from the Reviewing Authority on behalf of the Qualifying Authorities in respect of the Final PREP Prospectus and no order suspending the distribution of or trading in the Securities or the Gerdau S.A. Securities has been issued by any of the Qualifying Authorities. The Registration Statement has become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission, and any request on the part of the Commission for additional information has been complied with.

                  At the time the Registration Statement became effective under the 1933 Act and at all times subsequent thereto up to and including the Closing Time (as defined in Section 2(c)) (and if any Option Securities are purchased, at the Date of Delivery (as defined in Section 2(b)): (A) the Canadian Prospectus complied and will comply in all material respects with the securities laws applicable in the Qualifying Jurisdictions, as interpreted and applied by the Qualifying Authorities (including the PREP Procedures) ("Canadian Securities Laws"); (B) the U.S. Prospectus conformed and will conform to the Canadian Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission; (C) the Registration Statement and any amendments or supplements thereto complied and will comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations; (D) neither the Registration Statement nor any amendment or supplement thereto contained or will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and (E) each of the Canadian Prospectus, any Supplementary Material or any amendment or supplement thereto, together with each document incorporated therein by reference, constituted and will constitute full, true and plain disclosure of all material facts relating to the Company and the Securities, and each of the U.S. Prospectus, the Canadian Prospectus and any Supplementary Material or any amendment or supplement thereto, together with each document incorporated therein by reference, did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties contained in clauses (D) and (E) above do not apply to statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by any Underwriter through Merrill Lynch, BMO NB or the Sub-underwriters expressly for use in the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Supplementary Material.

                  (ii) Incorporated Documents. Each document filed or to be filed with the Qualifying Authorities and incorporated or deemed to be incorporated by reference in the Canadian Prospectus complied or will comply when so filed and at the Closing Time (and, if any Option Securities are purchased, at any Date of Delivery) in all material respects with Canadian Securities Laws, and none of such documents contained or will contain at the time of its filing any untrue statement of a material fact or omitted or will omit at the time of its filing to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not misleading.

                  The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the U.S. Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations of the Commission thereunder (the "1934 Act Regulations"), and, when read together with the other information in the U.S. Prospectus, at the time the Registration

         Statement became effective, at the time the U.S. Prospectus was issued and at the Closing Time (and, if any Option Securities are purchased, at the Date of Delivery) did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

                  (iii) Independent Accountants. PricewaterhouseCoopers LLP, who has audited the consolidated financial statements of the Company included or incorporated by reference in the U.S. Prospectus and the Canadian Prospectus and performed certain procedures in connection with the delivery of its compilation report in connection with the pro forma statements of earnings (loss) and balance sheet for the Company taking into account the Company's acquisition of North Star included in the U.S. Prospectus and the Canadian Prospectus are independent public accountants as required by the 1933 Act and the 1933 Act Regulations and are independent with respect to the Company within the meaning of the Sarbanes-Oxley Act of 2002, the Business Corporations Act (Ontario) and applicable Canadian Securities Laws.

                  (iv) Company Financial Statements. The Company's consolidated financial statements included or incorporated by reference in the U.S. Prospectus and the Canadian Prospectus, together with the related notes, present fairly in all material respects the consolidated financial position of the Company and its consolidated subsidiaries at the dates indicated and the consolidated statements of earnings (loss) and shareholders' equity and cash flows of the Company and its consolidated subsidiaries for the periods specified. The audited consolidated financial statements for the fiscal years ended December 31, 2002 and 2003 have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") applied on a consistent basis throughout the periods involved and have been reconciled to generally accepted accounting principles in the United States of America ("U.S. GAAP") in accordance with Item 18 of Form 20-F under the 1934 Act. The unaudited consolidated financial statements for the six month periods ended June 30, 2003 and 2004 have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved and have been reconciled to Canadian GAAP (except for normal year end adjustments). The selected consolidated financial data, the summary consolidated financial data and all operating data included or incorporated by reference in the U.S. Prospectus and the Canadian Prospectus present fairly in all material respects the information shown therein and the selected consolidated financial data and the summary consolidated financial data have been compiled on a basis consistent with that of the audited or unaudited consolidated financial statements included in the U.S. Prospectus and the Canadian Prospectus. The pro forma financial statements and the related notes thereto included in the U.S. Prospectus and the Canadian Prospectus present fairly in all material respects the information shown therein, have been prepared in accordance with Canadian Securities Laws with respect to pro forma financial statements, except insofar as the Company obtained pre-filing relief from the Qualifying Authorities on September 29, 2004, and have been properly compiled on the bases described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein.

                  (v) North Star Financial Statements. To the knowledge of the Company, (i) the audited combined financial statements of North Star included in the U.S. Prospectus and the Canadian Prospectus, together with the related notes, present fairly in all material respects the combined financial position of North Star at the dates indicated and for the periods specified; (ii) such combined financial statements of North Star have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved and have been reconciled to Canadian GAAP; (iii) the selected combined financial data, the summary combined financial data and all operating data of North Star included in the U.S. Prospectus and the Canadian Prospectus present fairly in all material respects the information show therein; and (iv) such selected combined financial data and summary combined financial data of North Star have been compiled on a basis consistent with that of the audited combined financial statements of North Star included in the U.S. Prospectus and the Canadian Prospectus.

                  (vi) North Star Acquisition. To the Company's knowledge, the representations and warranties of the Vendors in connection with North Star contained in the Asset Purchase Agreements are accurate in all material respects and the Company is not aware of any non-compliance by the Vendors with any of the covenants contained in the Asset Purchase Agreements.

                  (vii) No Material Adverse Change in Business. Since the respective dates as of which information is given in the U.S. Prospectus, the Canadian Prospectus and the Supplementary Material, except as otherwise stated therein, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a "Material Adverse Effect"), (B) there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered as one enterprise, (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its share capital, and (D) to the knowledge of the Company, there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of North Star, whether or not arising in the ordinary course of business.

                  (viii) Good Standing of the Company. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of Ontario and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectus and the Canadian Prospectus. Each subsidiary of the Company that is a "significant subsidiary" of the Company (as that term is defined in Rule 1-02 of Regulation S-X under the 1934 Act) (each a "Significant Subsidiary" and, collectively, the "Significant Subsidiaries") is listed on Schedule B to this Agreement. Each Significant Subsidiary has been duly incorporated, amalgamated, organized or continued and is validly existing and in good standing under the laws of its jurisdiction of incorporation, amalgamation, organization, or continuance, as the case may be, and has the corporate or partnership or limited liability company power and authority to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectus and the Canadian

         Prospectus; and the Company and each Significant Subsidiary is duly qualified or registered to transact business in any other jurisdiction in which it carries on business, and is in good standing under the laws of each other jurisdiction in which it owns or leases property or conducts any business so as to require such qualification, except where the failure so to qualify or register or be in good standing would not result in a Material Adverse Effect.

                  (ix) Capitalization. The authorized, issued and outstanding share capital of the Company is as set forth in the U.S. Prospectus and the Canadian Prospectus under the caption "Description of Share Capital" and in the column entitled "Actual" under the caption "Capitalization" (except for any subsequent issuances pursuant to this Agreement, pursuant to reservations, agreements or employee benefit plans referred to in the U.S. Prospectus and the Canadian Prospectus or pursuant to the exercise of convertible securities or options referred to in the U.S. Prospectus and the Canadian Prospectus). All of the issued and outstanding shares in the capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable and have been issued in compliance with all U.S. and Canadian securities laws; none of the outstanding shares in the capital of the Company was issued in violation of preemptive or other similar rights of any shareholder of the Company. Except as disclosed in the U.S. Prospectus and the Canadian Prospectus, the Company does not have any options or warrants to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase any securities or obligations convertible into, or any contracts or commitments to issue or sell, any of its share capital or any such options, rights, convertible securities or obligations. The description of the Company's employee benefit plans, and the options or other rights granted thereunder, as set forth in the U.S. Prospectus and the Canadian Prospectus, accurately and fairly presents the information required to be disclosed with respect to such plans, arrangements, options and rights. Except as disclosed in the U.S. Prospectus and the Canadian Prospectus, to the knowledge of the Company, there are no agreements, arrangements or understandings among or between any shareholders of the Company with respect to the Company or the voting or disposition of the Company's capital stock that will survive the sale of the Securities pursuant to this Agreement. All of the issued and outstanding shares in the capital of each Significant Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and, except as provided by the Company's US$350,000,000 senior secured credit facility with a syndicate of lenders dated as of June 20, 2003, are owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares in the capital of each of the Significant Subsidiaries was issued in violation of preemptive or other similar rights of any shareholder of such Significant Subsidiary.

                  (x) Authorization of Agreements. The Company has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly authorized, executed and delivered by the Company. The Company has the corporate power and authority to execute, deliver and perform its obligations under each of the Asset Purchase Agreements and the Gerdau S.A. Subscription Agreement, and each of the Asset Purchase Agreements and the Gerdau S.A. Subscription Agreement has been duly authorized, executed and delivered by the Company and, assuming such agreements are binding on the other parties thereto, are enforceable against the

         Company in accordance with their terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and remedies and to general equity principles. The Asset Purchase Agreements and the Gerdau S.A. Subscription Agreement conform in all material respects to the descriptions thereof in the U.S. Prospectus and the Canadian Prospectus and are in the forms previously delivered to the Underwriters.

                  (xi) Authorization and Description of Securities. The Securities have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; the Common Shares conform in all material respects to all statements relating thereto contained in the U.S. Prospectus and the Canadian Prospectus and such description conforms in all material respects to the rights set forth in the instruments defining the same; no holder of the Securities will be subject to personal liability solely by reason of being such a holder; and the issuance of the Securities is not subject to the pre-emptive or other similar rights of any shareholder of the Company.

                  (xii) Absence of Defaults and Conflicts. Neither the Company nor any of its subsidiaries, nor, to the knowledge of the Company, North Star, is in violation of its charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Company or any of its subsidiaries or North Star, as the case may be, is a party or by which it or any of its subsidiaries or North Star, as the case may be, may be bound, or to which any of the property or assets of the Company or any of its subsidiaries or North Star, as the case may be, is subject (collectively, "Agreements and Instruments") except for such violations or defaults that would not result in a Material Adverse Effect. The execution, delivery and performance of this Agreement, the Asset Purchase Agreements and the Gerdau S.A. Subscription Agreement, and the consummation of the transactions contemplated herein and therein and in the U.S. Prospectus and the Canadian Prospectus (including the authorization, issuance, sale and delivery of the Securities and the use of the proceeds from the sale of the Securities as described in the U.S. Prospectus and the Canadian Prospectus under the caption "Use of Proceeds"), and compliance by the Company with its obligations hereunder and thereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches or defaults, Repayment Events or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such actions result in any violation or conflict with the provisions of the articles or by-laws of the Company or any subsidiary or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality, court, domestic or foreign, or stock exchange having jurisdiction over the Company or any subsidiary or any of their assets, properties or operations. As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any subsidiary.

                  (xiii) Absence of Labor Dispute. No labor dispute with the employees of the Company or any subsidiary, or, to the knowledge of the Company, North Star exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any subsidiary's or North Star's (as the case may be) principal suppliers, manufacturers, customers or contractors, which, in either case, may reasonably be expected to result in a Material Adverse Effect.

                  (xiv) Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company, any subsidiary or, to the knowledge of the Company, North Star, which is required to be disclosed in the U.S. Prospectus, the Canadian Prospectus or the Supplementary Material, or which might reasonably be expected to result in a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in this Agreement, the Asset Purchase Agreements or the Gerdau S.A. Subscription Agreement or the performance by the Company of its obligations hereunder; the aggregate of all pending legal or governmental proceedings to which the Company or any subsidiary or, to the knowledge of the Company, North Star, is a party or of which any of their respective property or assets is the subject which are not described in the U.S. Prospectus, the Canadian Prospectus or the Supplementary Material, including ordinary routine litigation, could not reasonably be expected to result in a Material Adverse Effect.

                  (xv) Possession of Intellectual Property. The Company and its subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, "Intellectual Property") necessary to carry on the business now operated by them, except for any which failure to possess or have the ability to acquire on reasonable terms could not reasonably be expected to result in a Material Adverse Effect, and neither the Company nor any of its subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of its subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate, would result in a Material Adverse Effect.

                  (xvi) Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for (A) the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, or (B) the performance by the Company of its obligations under the Gerdau S.A. Subscription Agreement, except in each case (1) such as have been already obtained or as may be required under the 1933 Act or the 1933 Act Regulations or state securities laws or Blue Sky laws and (2) such as have been obtained, or as may be required, under Canadian Securities Laws. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations under the Asset Purchase Agreements except those already obtained.

                  (xvii) Possession of Licenses and Permits. Except in each case as would not individually or in an aggregate have a Material Adverse Effect, (A) the Company and its subsidiaries and, to the Company's knowledge, North Star, possess such permits, certificates, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them; (B) the Company and its subsidiaries and, to the Company's knowledge, North Star, are in compliance with the terms and conditions of all such Governmental Licenses; (C) all of the Governmental Licenses are valid and in full force and effect; and (D) neither the Company nor any of its subsidiaries nor, to the Company's knowledge, North Star, has received any notice of proceedings relating to the revocation or material modification of any such Governmental Licenses.

                  (xviii) Title to Property. The Company and its subsidiaries have good and marketable title to all real property owned by the Company and its subsidiaries and good title to all other properties owned by them, in each case that is material to the business of the Company and its subsidiaries considered as one enterprise, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the U.S. Prospectus and the Canadian Prospectus or (B) do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the U.S. Prospectus and the Canadian Prospectus, are in full force and effect, except where a failure of such a lease or sublease to be in full force and effect would not have a Material Adverse Effect, and neither the Company nor any subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease, except where such would not have a Material Adverse Effect.

                  (xix) Investment Company Act. The Company is not, and upon the issuance and sale of the Securities as herein contemplated or the sale of the Gerdau S.A. Securities and the application of the net proceeds therefrom as described in the U.S. Prospectus and the Canadian Prospectus will not be, an "investment company" or an entity "controlled" by an

         "investment company" as such terms are defined in the Investment Company Act of 1940, as amended (the "1940 Act").

                  (xx) Environmental Laws. Except as described in the U.S. Prospectus and the Canadian Prospectus and except as would not, singly or in the aggregate, be reasonably expected to result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries, nor, to the Company's knowledge, North Star is in violation of any federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, legally binding policy or rule of common law or civil law or any applicable and binding judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (B) the Company and its subsidiaries and, to the Company's knowledge, North Star, have all permits, authorizations and approvals required under any applicable Environmental Laws and are in compliance with their requirements, (C) there are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating to any Environmental Laws against the Company or any of its subsidiaries or, to the Company's knowledge, North Star and (D) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries or, to the Company's knowledge, North Star relating to Hazardous Materials or any Environmental Laws.

                  (xxi) Benefit Plan Compliance. Each employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and all other employee benefit, health, welfare, supplemental unemployment benefit, bonus, pension, profit sharing, deferred compensation, stock compensation, stock purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices maintained, administered or contributed to by the Company or any of its affiliates or relating to the employees or former employees of the Company or any of its affiliates (the "Employee Plans") are and have been established, registered, qualified, invested and administered, in all material respects, in accordance with their terms, all laws, regulations, orders or other legislative, administrative or judicial promulgations applicable to the particular Employee Plan including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the "Code"). All material obligations regarding the Employee Plans have been satisfied, there are no material outstanding defaults or violations by any party thereto, no prohibited transactions (within the meaning of Section 406 of ERISA or Section 4975 of the Code (excluding transactions effected pursuant to a statutory or administrative exemption)) or reportable events (within the meaning of Section 4043 of the Code) have occurred with respect to such Employee Plan, and no material taxes, penalties or fees are owing or exigible under any of the Employee Plans. No Employee Plan, nor any related trust or other funding medium thereunder, is subject to any pending investigation, examination or other proceeding, action or claim initiated by any governmental agency or instrumentality, or by any other party (other than routine claims for benefits), and to the knowledge of the Company there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration of any Employee Plan required to be registered. All material contributions or premiums required to be made by the Company or any of its affiliates under the terms of each Employee Plan or by applicable laws have been made in all material respects in a timely fashion in accordance with applicable laws and the terms of the Employee Plans. Except as set forth in the U.S. Prospectus and Canadian Prospectus or except for such underfunding that is not material, each Employee Plan is in compliance with applicable U.S. and Canadian regulatory and funding requirements and filings. For each Employee Plan that is subject to the funding rules of Section 412 of the Code or
         Section 302 of ERISA, no accumulated funding deficiency (as defined in Section 412 of the Code) has been incurred, whether or not waived.

                  (xxii) No Stabilization or Manipulation. Neither the Company nor, to its knowledge, any of its officers, directors or affiliates, has taken or will take, directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of the Securities.

                  (xxiii) Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered or qualified for distribution pursuant to the Registration Statement or the Canadian Prospectus or otherwise registered by the Company under the 1933 Act or qualified for distribution under Canadian Securities Laws.

                  (xxiv) Other Reports and Information. There are no reports or information that in accordance with the requirements of the Qualifying Authorities must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; no material change reports or other documents have been filed on a confidential basis with the Qualifying Authorities since August 31, 2002; there are no documents required to be filed with the Qualifying Authorities in connection with the Canadian Prospectus or the Acquisition that have not been filed as required; there are no contracts, documents or other materials required to be described or referred to in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or to be filed as exhibits to the Registration Statement that are not described, referred to or filed as required.

                  (xxv) Taxes. The Company and its subsidiaries have filed all material United States and Canadian federal, state, provincial, local and foreign income, payroll, franchise and other tax returns and have paid all taxes shown as due thereon or with respect to any of their properties or any transactions to which they are a party, and there is no tax deficiency that has been, or to the knowledge of the Company is likely to be, asserted against the Company or any of its subsidiaries or any of their properties or assets that would result in a Material Adverse Effect.

                  (xxvi) Insurance. Except as disclosed in the U.S. Prospectus and the Canadian Prospectus, the Company and its subsidiaries are insured by reputable insurers against such losses and risks and in such amounts as the Company believes is reasonable in light of the business it now conducts; each of the Company and its subsidiaries have no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not result in a Material Adverse Effect.

                  (xxvii) Compliance with Laws. The Company and its subsidiaries and, to the Company's knowledge, North Star, are in compliance with, and conduct their businesses in conformity with, all applicable U.S., Canadian and foreign federal, state, provincial and local laws, rules and regulations and all applicable ordinances, judgments, decrees, orders and injunctions of any court or governmental agency or body or the Toronto Stock Exchange (the "TSX"), except where the failure to be in compliance or conformity would not result in a Material Adverse Effect.

                  (xxviii) No Broker. Other than as contemplated by this Agreement, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder's fee or other fee or commission as a result of any of the transactions contemplated by this Agreement or the Gerdau S.A. Subscription Agreement.

                  (xxix) Principal Shareholders. To the knowledge of the Company, after due inquiry, none of the directors or executive officers or shareholders of the Company listed under "Principal Shareholders" in the U.S. Prospectus and the Canadian Prospectus is or has been during the past 10 years subject to prior criminal or bankruptcy proceedings in the United States, Canada or elsewhere.

                  (xxx) Non-Arm's Length Transactions. To the knowledge of the Company, after due inquiry, except as disclosed in writing to the Underwriters or in the U.S. Prospectus and the Canadian Prospectus, neither the Company nor any subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or any other person not dealing at arm's length with the Company or any subsidiary which is required to be disclosed by applicable Canadian Securities Laws.

                  (xxxi) Stamp Tax. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of the Province of Ontario in connection with the creation, issuance, sale and delivery to the Underwriters of the Securities or the authorization, execution, delivery and performance of this Agreement or the resale of Securities by an Underwriter to U.S. residents.

                  (xxxii) French Language Documents. The French language version of each of the Final PREP Prospectus and the Supplemental PREP Prospectus, together with each document incorporated therein by reference, including the financial statements and other financial data contained therein, is in all material respects a complete and proper translation of the English language versions thereof, and is not susceptible of any materially different interpretation with respect to any material matter contained therein.

                  (xxxiii) No Unlawful Payments. Neither the Company nor any of its subsidiaries nor, to the knowledge of each of the Company and its subsidiaries, any director, officer, agent, employee or other person acting on behalf of the Company or any of its subsidiaries has (A) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (B) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (C) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (D) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

                  (xxxiv) Disclosure Controls. The Company maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the 1934 Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under Multilateral Instrument 52-109 - Certification of Disclosures in Issuer's Annual and Interim Filings; such controls and procedures are effective to ensure that all material information concerning the Company is made known, on a timely basis, to the individuals responsible for the preparation of the Company's filings with the Commission and the Qualifying Authorities, and the Company has delivered to counsel for the Underwriters copies of all descriptions of and all polices, manuals and other documents, if any, promulgating such disclosure controls and procedures.

                  (xxxv) Accounting Controls. The Company maintains systems of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management's general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (C) access to assets is permitted only in accordance with management's general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

                  (xxxvi) Sarbanes-Oxley Act of 2002. The Company has complied with the currently applicable provisions of the Sarbanes-Oxley Act of 2002, and, to the knowledge of the Company, the Company's directors and executive officers, in their capacities as such, have complied with the currently applicable provisions of the Sarbanes-Oxley Act of 2002 in all material respects.

                  (xxxvii) Foreign Status. The Company is a "foreign issuer" within the meaning of Rule 902(e) under the 1933 Act and there is no "substantial U.S. market interest" in its Common Shares within the meaning of Rule 902(j) under the 1933 Act.

         (b) Officers' Certificate. Any certificate signed by any officer of the Company delivered to Underwriters or to counsel for the Underwriters and the Sub-underwriter shall be deemed a representation and warranty by the Company to each Underwriter and the Sub-underwriters as to the matters covered thereby.

         SECTION 2. Sale and Delivery to Underwriters; Closing

         (a) Initial Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell 35,000,000 Initial Securities to the Underwriters, and each Underwriter, severally and not jointly, agrees to purchase from the Company at the price per share set forth in Schedule C, the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional number of Initial Securities which such Underwriter may become obligated to purchase pursuant to the provisions of
Section 10 hereof.

         (b) Option Securities. In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company hereby grants an option to the Underwriters, severally and not jointly, to purchase up to an additional 5,250,000 Option Securities at the price per share set forth in Schedule C. The option hereby granted will expire 30 days after the Closing Time (as defined below) and may be exercised in whole or in part from time to time only for the purpose of covering over-allotments which may be made in connection with the offering and distribution of the Initial Securities upon notice by Merrill Lynch and BMO NB to the Company setting forth the number of Option Securities as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Securities. Any such time and date of delivery (a "Date of Delivery") shall be determined by Merrill Lynch and BMO NB, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Time, as hereinafter defined. If the option is exercised as to all or any portion of the Option Securities, each of the Underwriters, acting severally and not jointly, will purchase that proportion of the total number of Option Securities then being purchased which the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter bears to the total number of Initial Securities, subject in each case to such adjustments as Merrill Lynch and BMO NB in their discretion shall make to eliminate any sales or purchases of fractional shares.

         (c) Payment. Payment of the purchase price for, and delivery of certificates for, the Initial Securities shall be made at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 222 Bay Street, Suite 1750, Toronto, Ontario, M5K 1J5, or at such other place as shall be agreed upon by Merrill Lynch and BMO NB and the Company, at 8:30 A.M. (Eastern time) on the third (fourth, if the pricing occurs after 4:30 P.M. (Eastern Time) on any given day) business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by Merrill Lynch and BMO NB and the Company (such time and date of payment and delivery being herein called "Closing Time").

         In addition, in the event that any or all of the Option Securities are purchased by the Underwriters, payment of the purchase price for, and delivery of certificates for, such Option Securities shall be made at the above-mentioned offices, or at such other place as shall be agreed upon by Merrill Lynch and BMO NB and the Company, on each Date of Delivery as specified in the notice from Merrill Lynch and BMO NB to the Company.

         Payment shall be made to the Company by wire transfer of immediately available (same day) funds to the bank account designated by the Company not less than 24 hours prior to the Closing Time or relevant Date of Delivery, against delivery to Merrill Lynch and BMO NB for the respective accounts of the Underwriters of certificates for the Securities to be purchased by them. It is understood that each Underwriter has authorized Merrill Lynch and BMO NB, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Initial Securities and the Option Securities, if any, which it has agreed to purchase. Payment to the Company with respect to Securities the Underwriters have sold or expect to sell in the United States shall be made in U.S. dollars and payment to the Company with respect to Securities the Underwriters have sold or expect to sell in Canada shall be made in Canadian dollars, as set forth in Schedule C hereto. Merrill Lynch and BMO NB, individually and not as representatives of the Underwriters or the Sub-underwriter, may (but shall not be obligated to) make payment of the purchase price for the Initial Securities or the Option Securities, if any, to be purchased by any Underwriter or the Sub-underwriter whose funds have not been received by the Closing Time, or the relevant Date of Delivery, as the case may be, but such payment shall not relieve such Underwriter or the Sub-Underwriter from its obligations hereunder.

         (d) Denominations; Registration. Certificates for the Initial Securities and the Option Securities, if any, shall be in such denominations and registered in such names as Merrill Lynch and BMO NB may request in writing at least one full business day before the Closing Time or the relevant Date of Delivery, as the case may be. The Initial Securities and the Option Securities, if any, will be made available for examination and packaging by Merrill Lynch and BMO NB in The City of New York not later than 10:00 A.M. (Eastern time) on the business day prior to the Closing Time or the relevant Date of Delivery, as the case may be.

         (e) Each Sub-underwriter Notification. The Sub-underwriter shall notify its respective U.S. affiliate at least 48 hours prior to the Closing Time (or Date of Delivery, as applicable) of the number of the Securities to be sold by the Sub-underwriter in the Qualifying Jurisdictions and, subject to the completion of the purchase of the Securities by such U.S. affiliate hereunder, such U.S. affiliate agrees to sell to the Sub-underwriter, and the Sub-underwriter agrees to purchase from its U.S. affiliate, at a price equal to the purchase price set forth in Schedule C hereto or at such purchase price less an amount to be mutually agreed upon by the Sub-underwriter and its U.S. affiliate, which amount shall not be greater than the underwriting commission as set forth in Schedule C hereto, such number of the Securities at the Closing Time (or Date of Delivery as applicable).

         SECTION 3. Covenants of the Company. The Company covenants with each Underwriter and the Sub-underwriter as follows:

         (a) Compliance with Securities Regulations and Commission Requests. The Company will comply with the requirements of the PREP Procedures and General Instruction II.L. of Form F-10; and will notify the Underwriters and the Sub-underwriters promptly, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall have been filed with the Commission or shall have become effective, and when any supplement to the U.S. Prospectus or the Canadian Prospectus or any amended U.S. Prospectus or Canadian Prospectus or any Supplementary Material shall have been filed, (ii) of the receipt of any comments from any Qualifying Authority or the Commission,
(iii) of any request by any Qualifying Authority to amend or supplement the Final PREP Prospectus or the Canadian Prospectus or for additional information or of any request by the Commission to amend the Registration Statement or to amend or supplement the U.S. Prospectus or for additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary prospectus, or of the suspension of the qualification of the Securities or the Gerdau S.A. Securities for offering or sale in any jurisdiction, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose, and (v) of the issuance by any Qualifying Authority or any stock exchange of any order having the effect of ceasing or suspending the distribution of or trading in the Securities or the trading in any securities of the Company, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose. The Company will use every reasonable effort to prevent the issuance of any such stop order or of any order preventing or suspending such use or any such order ceasing or suspending the distribution of or trading in the Securities or the trading in any securities of the Company and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

         (b) Filing of Amendments. The Company will not at any time file or make any amendment to the Registration Statement, any amendment or supplement to the Final PREP Prospectus, or any amendment or supplement to any of the prospectus included in the Registration Statement at the time it becomes effective, the U.S. Supplemental Prospectus, the Supplemental PREP Prospectus or any Supplementary Material, of which Merrill Lynch and BMO NB shall not have previously been advised and furnished a copy or to which Merrill Lynch and BMO NB shall have objected, acting reasonably.

         (c) Delivery of Filed Documents. The Company has delivered or will deliver to each of the Underwriters, without charge, a copy of the Canadian Preliminary Prospectus, the Final PREP Prospectus, the Canadian Prospectus, and any Supplementary Material, approved, signed and certified as required by Canadian Securities Laws and signed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein) and signed copies of all consents, letters and certificates of experts. The Company shall also deliver to each of the Underwriters and their counsel copies of all correspondence with the Qualifying Authorities relating to any proposed or requested exemptions from the requirements of applicable securities laws, including in relation to the financial statements of North Star.

         (d) Delivery of Prospectuses. The Company has delivered to each Underwriter and the Sub-underwriters, without charge, as many commercially printed copies of each U.S. Preliminary Prospectus and Canadian Preliminary Prospectus as such Underwriter and the Sub-underwriters have reasonably requested, and the Company hereby consents to the use of such copies for the purposes permitted by the 1933 Act and applicable Canadian Securities Laws. The Company will promptly deliver to each Underwriter and Sub-underwriter, without charge, during the period when the U.S. Prospectus is required to be delivered under the 1933 Act or the 1934 Act and during the period when the Canadian Prospectus is required to be delivered under Canadian Securities Laws, such number of commercially printed copies of the U.S. Prospectus and Canadian Prospectus, respectively (each as supplemented or amended) as such Underwriter and the Sub-underwriters may reasonably request.

         (e) Continued Compliance with Securities Laws. The Company will comply with the 1933 Act and the 1933 Act Regulations and Canadian Securities Laws so as to permit the completion of the distribution of the securities as contemplated in this Agreement and in the U.S. Prospectus and the Canadian Prospectus. If at any time when a prospectus is required by the 1933 Act or applicable

Canadian Securities Laws to be delivered in connection with sales of the Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or the Sub-underwriters or for the Company, acting reasonably, to amend the Registration Statement or amend or supplement the U.S. Prospectus or the Canadian Prospectus in order that the U.S. Prospectus or the Canadian Prospectus contains full, true and plain disclosure of all material facts relating to the Company and the Securities and will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of such counsel, acting reasonably, at any such time to amend the Registration Statement or amend or supplement the U.S. Prospectus or the Canadian Prospectus in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations or Canadian Securities Laws, the Company will promptly prepare and file with the Commission and with the Qualifying Authorities, subject to Section 3(b), such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the U.S. Prospectus or the Canadian Prospectus comply with such requirements, and the Company will furnish to the Underwriters and the Sub-underwriters such number of copies of such amendment or supplement as the Underwriters and the Sub-underwriters may reasonably request.

         (f) Blue Sky Qualifications. The Company will use its reasonable best efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions as Merrill Lynch and BMO NB may designate and to maintain such qualifications in effect for a period of not less than one year from the effective date of the Registration Statement; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Securities have been so qualified, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification in effect for a period of not less than one year from the effective date of the Registration Statement.

         (g) Rule 158. The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement (which need not be audited) for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act and the regulations thereunder.

         (h) Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Securities and the Gerdau S.A. Securities in the manner specified in the U.S. Prospectus and the Canadian Prospectus under "Use of Proceeds".

         (i) Restriction on Sale of Securities. During a period of 90 days from the date of the U.S. Prospectus and the Canadian Prospectus, the Company will not, without the prior written consent of Merrill Lynch and BMO NB, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file any registration statement under the 1933 Act or file a prospectus under applicable Canadian Securities Laws with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the Securities to be sold hereunder and the Gerdau S.A. Securities to be sold by the Company to Gerdau Steel Inc., (B) any Common Shares issued or options to purchase such Common Shares granted pursuant to existing employee stock option plans of the Company referred to in the U.S. Prospectus and the Canadian Prospectus, or (C) any Common Shares issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the U.S. Prospectus and the Canadian Prospectus.

         (j) Listing. The Company has obtained the conditional approval of the TSX for the listing of the Securities and will use its best efforts to satisfy any requirements of the TSX to the listing thereof within the time specified in such approval. The Company has obtained the approval of the New York Stock Exchange (the "NYSE") for the listing of its Common Shares and the Securities (subject to notice of issuance) and will use its best efforts to effect and maintain the listing of its Common Shares and Securities on the NYSE and will file with the NYSE all documents and notices required by the NYSE.

         (k) Reporting Requirements. The Company, during the period when the U.S. Prospectus or the Canadian Prospectus is required to be delivered under the 1933 Act or the 1934 Act or under applicable Canadian Securities Laws, will file all documents required to be filed by the Company with (i) the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the rules and regulations of the Commission thereunder, and (ii) with the Qualifying Authorities in accordance with applicable Canadian Securities Laws.

         (l) PREP Procedures. The Company will take such steps as it deems necessary to ascertain promptly whether the form of Supplemental PREP Prospectus containing the PREP Information and ancillary documentation thereto was received for filing by the Qualifying Authorities and whether the U.S. Supplemental Prospectus transmitted for filing pursuant to General Instruction II.L. of Form F-10 was received for filing by the Commission and, in the event that any such prospectuses were not received for filing, it will promptly file any such prospectus not then received for filing.

         (m) Translation Opinions. The Company shall cause Heenan Blaikie LLP to deliver to the Underwriters and the Sub-underwriters opinions, dated the date of the filing of the French language versions of each of the Final PREP Prospectus and the Supplemental PREP Prospectus, to the effect that the French language version of each such prospectus, together with each document incorporated therein by reference (other than the financial statements and other financial data contained therein), is in all material respects a complete and proper translation of the English language versions thereof. The Company shall cause Heenan Blaikie LLP to deliver to the Underwriters and the Sub-underwriters similar opinions as to the French language translation of any information contained in any Supplementary Material, in form and substance satisfactory to the Underwriters and the Sub-underwriters, prior to the filing thereof with the Qualifying Authorities.

         (n) Translation Opinions -- Financial Statements. The Company shall cause PricewaterhouseCoopers LLP and KPMG LLP to deliver to the Underwriters and the Sub-underwriters opinions, dated the date of the filing of the French language versions of each of the Final PREP Prospectus and the Supplemental PREP Prospectus, which when taken together are to the effect that the financial statements and other financial data contained in the French language version of each such prospectus, together with each document incorporated therein by reference, is in all material respects a complete and proper translation of the English language versions thereof. The Company shall cause PricewaterhouseCoopers LLP and KPMG LLP to deliver to the Underwriters and the Sub-underwriters similar opinions as to the French language translation of any information contained in any Supplementary Material, in form and substance satisfactory to the Underwriters and the Sub-underwriters, prior to the filing thereof with the Qualifying Authorities.

         (o) Lock-Up Agreements. The Company will use its reasonable efforts to ensure that those persons listed in Schedule D hereto comply with the conditions contained in the agreements signed by such persons substantially in the form of Exhibit D hereto.

         (p) Dividends. The Company shall not declare or pay any dividends or distributions on its Common Shares from the date hereof until the date which is 30 days after the Closing Date.

         SECTION 4. Payment of Expenses

         (a) Expenses. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, translation, printing and filing of the Registration Statement (including financial statements and exhibits and the Form F-X) and of each amendment thereto, the preliminary prospectuses, the U.S. Prospectus, the Final PREP Prospectus, the Canadian Prospectus and any Supplementary Material and any amendments or supplements thereto, and the cost of printing and furnishing copies thereof to the Underwriters and the Sub-underwriters, (ii) the preparation, printing and delivery to the Underwriters and the Sub-underwriters of this Agreement, any Agreement among Underwriters and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters and the Sub-underwriters including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters and the Sub-underwriters, (iv) the fees and disbursements of the Company's counsel, accountants and other advisors and of KPMG LLP, auditor of the financial statements of North Star included in the Canadian Prospectus and the U.S. Prospectus, (v) the qualification of the Securities under applicable securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the printing and delivery to the Underwriters and the Sub-underwriter of commercial copies of each preliminary prospectus, and of the U.S. Prospectus and the Canadian Prospectus and any amendments or supplements thereto, (vii) the preparation, printing and delivery to the Underwriters of commercial copies of the Blue Sky Survey and any supplement thereto, (viii) the fees and expenses of any transfer agent or registrar for the Securities, (ix) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriters and the Sub-underwriters in connection with, the review by the National Association of Securities Dealers, Inc. (the "NASD") of the terms of the sale of the Securities and (x) the fees and expenses incurred in connection with the listing of the Securities and the Gerdau S.A. Securities on the TSX and the Common Shares, the Securities and the Gerdau S.A. Securities on the NYSE; provided, that at the Closing Time the Underwriters shall reimburse the Company for expenses incurred in connection with the offering of Securities by paying to the Company at the Closing Time the sum of US$822,500; and provided, further, that if the Underwriters exercise the option described in Section 2(b) hereof in full, the Underwriters shall further reimburse the Company for expenses incurred in connection with the offering of Securities by paying to the Company on the applicable Date of Delivery an additional sum of US$123,375 (such amount to be proportionately reduced if the Underwriters purchase less than all of the 5,200,000 Option Securities on such Date of Delivery). It is understood, however, that except as provided in this
Section 4(a) and Section 4(b) below, the Underwriters and the Sub-underwriters will pay all of their own costs and expenses, including (without limitation) the fees of their counsel.

         (b) Termination of Agreement. If this Agreement is terminated by the Underwriters in accordance with the provisions of Section 5 or Section 9(a)(i) hereof, the Company shall reimburse the Underwriters and the Sub-underwriter for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters and the Sub-underwriters.

         SECTION 5. Conditions of Underwriters' Obligations. The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 1 hereof or in certificates of any officer of the Company or any subsidiary of the Company delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

         (a) Effectiveness of Registration Statement. The Final PREP Prospectus has been filed with the Qualifying Authorities and a MRRS decision document has been issued by the Reviewing Authority on behalf of the Qualifying Authorities relating to the Final PREP Prospectus and the Registration Statement has become effective; and at the Closing Time no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act or proceedings therefor initiated or threatened by the Commission, no order having the effect of ceasing or suspending the distribution of the Securities or the trading in the Securities or any other securities of the Company shall have been issued or proceedings therefor initiated or threatened by any securities commission, securities regulatory authority or stock exchange in Canada or the United States, and any request on the part of any Qualifying Authority or the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters and the Sub-underwriters. A Supplemental PREP Prospectus and a U.S. Supplemental Prospectus containing the PREP Information shall have been filed, respectively, with the Qualifying Authorities in accordance with the PREP Procedures and with the Commission in accordance with General Instruction II.L. of Form F-10.

         (b) Opinion of United States and Canadian Counsel for Company. At Closing Time, the Underwriters shall have received the favorable opinion, dated as of Closing Time, of Torys LLP, U.S. and Canadian counsel for the Company, or other local counsel for the Company for matters other than U.S. federal, New York, Delaware or Ontario law (and the federal laws of Canada applicable in Ontario), in form and substance satisfactory to counsel for the Underwriters and the Sub-underwriters, together with signed or reproduced copies of such opinion for each of the Underwriters and the Sub-underwriter to the effect set forth in Exhibits A and B hereto and to such further effect as counsel to the Underwriters and the Sub-underwriters may reasonably request.

         (c) Opinion of Acquisition Counsel for Company. At Closing Time, the Underwriters shall have received the favorable opinion, dated as of Closing Time of Smith, Gambrell & Russell, LLP, Acquisition counsel for the Company, in form and substance satisfactory to counsel for the Underwriters and the Sub-underwriters, together with signed or reproduced copies of such opinion for each of the Underwriters and the Sub-underwriters to the effect set forth in Exhibit C hereto and to such further effect as counsel to the Underwriters and the Sub-underwriters may reasonably request.

         (d) Opinion of Canadian Counsel for Underwriters and the Sub-underwriters. At Closing Time, the Underwriters shall have received the favorable opinion, dated as of Closing Time, of Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters and the Sub-underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters, in form and substance satisfactory to the Underwriters. In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the laws of the Provinces of Ontario, British Columbia, Alberta and Quebec, and the federal laws of Canada applicable therein, upon the opinions of counsel satisfactory to the Underwriters. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.

         (e) Opinion of U.S. Counsel for Underwriters and the Sub-underwriters. At Closing Time, the Underwriters shall have received the favorable opinion, dated as of Closing Time, of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Underwriters and the Sub-underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters, in form and substance satisfactory to the Underwriters. In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York and the federal law of the United States, upon the opinions of counsel satisfactory to the Underwriters. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.

         (f) Officers' Certificate. At Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the U.S. Prospectus and the Canadian Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, or, to the knowledge of the Company, North Star, whether or not arising in the ordinary course of business, and the Underwriters shall have received a certificate of each of the Chief Executive Officer of the Company and the Chief Financial Officer of the Company in their capacity as such and not personally, dated as of Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 1(a) hereof are true and correct with the same force and effect as though expressly made at and as of Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied under this Agreement at or prior to Closing Time, (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Commission, and (v) no order having the effect of ceasing or suspending the distribution of the Securities or the trading in the Securities or any other securities of the Company has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by any Qualifying Authorities in Canada.

         (g) Accountant's Comfort Letters. At the time of the execution of this Agreement, the Underwriters shall have received from PricewaterhouseCoopers LLP, a letter dated such date, in form and substance satisfactory to the Underwriters together with signed or reproduced copies of such letter for each of the other Underwriters and the Sub-underwriters containing statements and information of the type ordinarily included in accountants' "comfort letters" to U.S. and Canadian underwriters with respect to the financial statements and certain financial information relating to the Company and the pro forma financial statements and certain pro forma financial information contained in the U.S. Prospectus and the Canadian Prospectus. At the time of the execution of this Agreement, the Underwriters shall also have received from KPMG LLP, a letter dated such date, in form and substance satisfactory to the Underwriters together with signed or reproduced copies of such letter for each of the other Underwriters and the Sub-underwriters containing statements and information of the type ordinarily included in accountants' "comfort letters" to U.S. and Canadian underwriters with respect to the financial statements and certain financial information relating to North Star contained in the U.S. Prospectus and the Canadian Prospectus.

         (h) Bring-down Comfort Letters. At Closing Time, the Underwriters shall have received from each of PricewaterhouseCoopers LLP and KPMG LLP, a letter, dated as of Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (g) of this Section, except that the "specified date" referred to shall be a date not more than three days prior to Closing Time.

         (i) No Objection. The NASD shall have confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements.

         (j) Lock-up Agreements. At the date of this Agreement, the Underwriters shall have received an agreement substantially in the form set forth in Exhibit D hereto, signed by the persons listed on Schedule D hereto.

         (k) Approval of Listing. At Closing Time, the Securities shall have been conditionally approved for listing on the TSX, subject only to satisfaction of customary listing conditions on or before January 5, 2004. At the time of the execution of this Agreement, the Common Shares shall have been approved for listing on the NYSE. At Closing Time, the Securities shall have been approved for listing on the NYSE, subject only to official notice of issuance.

         (l) Gerdau S.A. Subscription. At Closing Time, Gerdau Steel Inc. shall have purchased the Gerdau S.A. Initial Securities pursuant to the terms of the Gerdau S.A. Subscription Agreement and shall have delivered to the Underwriters a waiver and release (the "Waiver and Release"), in form and substance satisfactory to the Underwriters, relating to the Gerdau S.A. Securities.

         (m) Conditions to Purchase of Option Securities. In the event that the Underwriters and the Sub-underwriter exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, the representations and warranties of the Company contained herein and the statements in any certificates furnished by the Company hereunder shall be true and correct as of each Date of Delivery and, at the relevant Date of Delivery, the Underwriters shall have received:

                  (i) Opinion of United States and Canadian Counsel for Company. The favorable opinion of Torys LLP, U.S. and Canadian counsel for the Company, or other local counsel for the Company for matters other than U.S. federal, New York, Delaware or Ontario law (and the federal laws of Canada applicable in Ontario), in form and substance satisfactory to counsel for the Underwriters and the Sub-underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(b) hereof.

                  (ii) Opinion of Acquisition Counsel for Company. The favorable opinion of Smith, Gambrell & Russell, LLP, Acquisition counsel for the Company, in form and substance satisfactory to counsel for the Underwriters and the Sub-underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by
         Section 5(c) hereof.

                  (iii) Opinion of Canadian Counsel for Underwriters and the Sub-underwriters. The favorable opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters and the Sub-underwriter, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(d) hereof.

                  (iv) Opinion of U.S. Counsel for Underwriters and the Sub-underwriters. The favorable opinion of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Underwriters and the Sub-underwriter, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(e) hereof.

                  (v) Officers' Certificate. A certificate, dated such Date of Delivery, of the Chief Executive Officer of the Company and the Chief Financial Officer of the Company, in their capacity as such and not personally, confirming that the certificate delivered at Closing Time pursuant to Section 5(f) hereof remains true and correct as of such Date of Delivery.

                  (vi) Bring-down Comfort Letter. A letter from each of PricewaterhouseCoopers LLP and KPMG LLP, in form and substance satisfactory to the Underwriters and dated such Date of Delivery, to the effect that they reaffirm the statements made in the letter furnished to the Underwriters pursuant to Section 5(g) hereof, except that the "specified date" in the letter furnished pursuant to this paragraph shall be a date not more than three days prior to such Date of Delivery.

         (n) Additional Documents. At Closing Time, and at each Date of Delivery, counsel for the Underwriters and the Sub-underwriters shall have been furnished with such documents, including certificates as to tax matters, and opinions as they may require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Underwriters and counsel for the Underwriters.

         (o) Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, or in the case of any condition to the purchase of Option Securities on a Date of Delivery which is after the Closing Time, the obligations of the several Underwriters and the Sub-underwriters to purchase the relevant Securities, may be terminated by the Underwriters by notice to the Company at any time at or prior to Closing Time or such Date of Delivery, as the case may be, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7 and 8 shall survive any such termination and remain in full force and effect.

         SECTION 6. Indemnification.

         (a) Indemnification of Underwriters and the Sub-underwriters. The Company agrees to indemnify and hold harmless each Underwriter and the Sub-underwriters and each person, if any, who controls any Underwriter or the Sub-underwriters within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and their respective affiliates (as such is defined in Rule 501(b) under the 1933 Act), as follows:

                  (i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including the PREP Information, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in any preliminary prospectus or the U.S. Prospectus, the Canadian Prospectus or any Supplementary Material (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

                  (ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company; and

                  (iii) against any and all expense whatsoever, as incurred (including the reasonable fees and disbursements of counsel chosen by Merrill Lynch and BMO NB), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

         provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent incurred or arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by any Underwriter or the Sub-underwriters through the Underwriters expressly for use in the Registration Statement (or any amendment thereto), including the PREP Information, or any preliminary prospectus, the U.S. Prospectus or the Canadian Prospectus (or any amendment or supplement thereto); and provided, further, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent that the Company shall sustain the burden of proving that any such loss, liability, claim, damage or expense resulted from the fact that such Underwriter or the Sub-underwriter, in contravention of a requirement of this Agreement or applicable law, sold Securities to a person to whom such Underwriter failed to send or give a copy of the U.S. Prospectus or Canadian Prospectus, as then amended or supplemented if: (i) the Company has previously furnished copies thereof in accordance with this Agreement to the Underwriters and the Sub-underwriter and the loss, liability, claim, damage or expense of such Underwriter or the Sub-underwriters resulted from an untrue statement or omission of a material fact contained in or omitted from the U.S. Preliminary Prospectus or Canadian Preliminary Prospectus which was corrected in the U.S. Prospectus or Canadian Prospectus as, if applicable, amended or supplemented and such U.S. Prospectus or Canadian Prospectus, as applicable, was required by law to be delivered at or prior to the written confirmation of sale to such person, and (ii) giving or sending such U.S. Prospectus or Canadian Prospectus, as applicable, to the party or parties asserting such loss, liability, claim, damage or expense would have constituted a defense to the claim asserted by such person.

         This indemnity will be in addition to any liability that the Company might otherwise have.

         (b) Indemnification of Company, Directors and Officers. Each Underwriter and the Sub-underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement or the Canadian Prospectus and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including the PREP Information, or any preliminary prospectus or the U.S. Prospectus, the Canadian Prospectus or any Supplementary Material (or any amendment or supplement thereto) in reliance upon and in conformity with written information furnished to the Company by any Underwriter or the Sub-underwriter through Merrill Lynch or BMO NB expressly for use in the Registration Statement (or any amendment thereto) or such preliminary prospectus or the U.S. Prospectus, the Canadian Prospectus or any Supplementary Material (or any amendment or supplement thereto).

         (c) Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) above, counsel to the indemnified parties shall be selected by Merrill Lynch and BMO NB, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

         (d) Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by
Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

         SECTION 7. Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters and the Sub-underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause
(i) above but also the relative fault of the Company on the one hand and of the Underwriters and the Sub-underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

         The relative benefits received by the Company on the one hand and the Underwriters and the Sub-underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the total underwriting commission received by the Underwriters, in each case as set forth on the cover of the U.S. Prospectus, bear to the aggregate initial public offering price of the Securities as set forth on such cover.

         The relative fault of the Company on the one hand and the Underwriters and the Sub-underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the Sub-underwriter and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

         The Company and the Underwriters and the Sub-underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters and the Sub-underwriter were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

         Notwithstanding the provisions of this Section 7, no Underwriter and no Sub-underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter or Sub-underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

         No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

         For purposes of this Section 7, each person, if any, who controls an Underwriter or the Sub-underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Underwriter or Sub-underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement or the Canadian Prospectus, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Underwriters' respective obligations to contribute pursuant to this Section 7 are several in proportion to the number of Initial Securities set forth opposite their respective names in Schedule A hereto and not joint. A Sub-underwriter's obligation to contribute pursuant to this Section 7 is in proportion to the number of Initial Securities it purchased from its U.S. affiliate.

         SECTION 8. Representations, Warranties and Agreements to Survive Delivery. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries delivered pursuant hereto, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Underwriter, any Sub-underwriters or controlling person, or by or on behalf of the Company, and shall survive delivery of the Securities to the Underwriters and the Sub-underwriter.

         SECTION 9. Termination of Agreement

         (a) Termination; General. The Underwriters may terminate this Agreement, by notice to the Company, at any time at or prior to Closing Time (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the U.S. Prospectus and the Canadian Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise or in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of North Star, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or Canada, or in the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in United States, Canadian or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Underwriters impracticable or inadvisable to market the Securities or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission, any Qualifying Authority, any other securities commission or securities regulatory authority in Canada or the TSX or the NYSE, or if trading generally on the NYSE, the TSX, or in the Nasdaq National Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, any Qualifying Authority, any other securities commission or securities regulatory authority in Canada, the National Association of Securities Dealers, Inc. or any other governmental authority, or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or Canada, or (iv) if a banking moratorium has been declared by either United States federal, New York state or Canadian federal authorities.

         (b) Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7 and 8 shall survive such termination and remain in full force and effect.

         SECTION 10. Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at Closing Time or a Date of Delivery to purchase the Securities which it or they are obligated to purchase under this Agreement (the "Defaulted Securities"), the Underwriters shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters or the Sub-underwriter, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Underwriters shall not have completed such arrangements within such 24-hour period, then:

         (a) if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased hereunder, the non-defaulting Underwriters or the Sub-underwriters shall be obligated, each severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters or the Sub-underwriters, or

         (b) if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement or, with respect to any Date of Delivery which occurs after Closing Time, the obligation of the Underwriters to purchase and of the Company to sell the Option Securities to be purchased and sold on such Date of Delivery, shall terminate without liability on the part of any non-defaulting Underwriter or the Sub-underwriter.

         No action taken pursuant to this Section 10 shall relieve any defaulting Underwriter from liability in respect of its default.

         In the event of any such default which does not result in a termination of this Agreement, or in the case of a Date of Delivery which is after the Closing Time, which does not result in a termination of the obligation of the Underwriters to purchase and the Company to sell the relevant Option Securities, as the case may be, either the Underwriters or the Company shall have the right to postpone the Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or in any other documents or arrangements. As used herein, the term "Underwriter" includes any person substituted for an Underwriter under this
Section 10.

         SECTION 11. Agent for Service; Submission to Jurisdiction; Waiver of Immunities. By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Gerdau Ameristeel U.S. Inc. (or any successor) (together with any successor, the "Agent for Service"), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Securities, that may be instituted in any federal or state court in the State of New York, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation,
(ii) submits to the jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company (mailed or delivered to its Chief Financial Officer at its principal office in Tampa, Florida, United States), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Securities shall be outstanding.

         To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

         SECTION 12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Underwriters, c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated at Merrill Lynch & Co., World Financial Center, 250 Vesey Street, New York, New York 10080, attention of Mitchell Theiss and BMO Nesbitt Burns Inc., 1 First Canadian Place, 4th Floor, Toronto, Ontario, Canada M5X 1H3, attention of Darryl White; notices to the Company shall be directed to it at 5100 W. Lemon Street, Suite 312, Tampa, Florida 33609, attention of Chief Financial Officer.

         SECTION 13. Parties. This Agreement shall inure to the benefit of and be binding upon the Underwriters, the Sub-underwriters, the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Sub-underwriters, the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Sub-underwriters, the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter or the Sub-underwriter shall be deemed to be a successor by reason merely of such purchase.

         SECTION 14. GOVERNING LAW AND TIME. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

         SECTION 15. Effect of Headings. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

         SECTION 16. Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the "Judgment Currency") other than United States or Canadian dollars, the Company will indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States or Canadian dollar amount is converted into the Judgment Currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States or Canadian dollars with the amount of Judgment Currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States or Canadian dollars.

         If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters, the Sub-underwriter and the Company in accordance with its terms.

                                         Very truly yours,

                                         GERDAU AMERISTEEL CORPORATION

                                         By: /s/ Tom Landa
                                            ------------------------------------
                                            Name:  Tom Landa
                                            Title: Vice President, Finance,
                                                   Chief Financial Officer and
                                                   Secretary



CONFIRMED AND ACCEPTED,
         as of the date first above written:

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
                      INCORPORATED
BMO NESBITT BURNS INC.
CIBC WORLD MARKETS INC.
J.P. MORGAN SECURITIES INC.
MORGAN STANLEY & CO. INCORPORATED

and

MERRILL LYNCH CANADA INC.
CIBC WORLD MARKETS INC.
J.P. MORGAN SECURITIES CANADA INC.
MORGAN STANLEY CANADA LIMITED
         As Sub-underwriters

BY:      MERRILL LYNCH, PIERCE, FENNER & SMITH
                       INCORPORATED


By:            /s/ Greg Fournier
   --------------------------------------------
              Authorized Signatory


BY:      BMO NESBITT BURNS INC.


By:            /s/ Darryl White
   --------------------------------------------
              Authorized Signatory

                                   SCHEDULE A

                              List of Underwriters



                                                                                               NUMBER OF
                              NAME OF UNDERWRITER                                         INITIAL SECURITIES
--------------------------------------------------------------------------------          ------------------
Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated..........................................                   10,500,001
BMO Nesbitt Burns Inc. ....................................................                   10,500,001
CIBC World Markets Corp. ..................................................                    4,666,666
J.P. Morgan Securities Inc.................................................                    4,666,666
Morgan Stanley & Co. Incorporated..........................................                    4,666,666
                                                                                          ------------------
      Total................................................................                   35,000,000





                                     Sch A-1

                                   SCHEDULE B

                        List of Significant Subsidiaries

Gerdau Ameristeel MRM Special Sections Inc.
GUSAP Partners
3038482 Nova Scotia Company
PASUG LLC
Gerdau USA Inc.
Gerdau Ameristeel US Inc.
Porter Bros. Corporation
MFT Acquisition, Corp.
1062316 Ontario Limited
Co-Steel Benefit Plans Inc.
1300554 Ontario Limited
1551533 Ontario Limited
Co-Steel C.S.M. Corp.
Gerdau Ameristeel Perth Amboy Inc.
Raritan River Urban Renewal Corporation
Gerdau Ameristeel Lake Ontario Inc.
Co-Steel Benefit Plans USA Inc.
Gerdau Ameristeel Sayreville Inc.



                                     Sch B-1

                                   SCHEDULE C

                               Pricing Information

                         Gerdau Ameristeel Corporation
                            35,000,000 Common Shares
                              (without par value)


1. The initial public offering price per share for the Securities, determined as provided in Section 2, shall be Cdn$5.90 per share for Securities initially offered in Canada or US$4.70 (based on the prevailing exchange rate on the date hereof) for Securities initially offered in the United States.

2. The purchase price per share for the Securities sold or expected to be sold in Canada to be paid by the several Underwriters shall be Cdn$5.6345 being an amount equal to the initial public offering price set forth above less Cdn$0.2655 per share, representing the underwriting commission as set forth in paragraph 3 below; the purchase price per share for the Securities sold or expected to be sold in the United States to be paid by the several Underwriters shall be US$4.4885, being an amount equal to the initial offering price in the United States set forth above less US$0.2115 per share, representing the underwriting commission as set forth in paragraph 3 below (based on the prevailing exchange rate on the date hereof).

3. The underwriting commission per share payable for the Securities to be paid by the Company shall be Cdn$0.2655 per share for Securities initially offered in Canada or US$0.2115 (based on the prevailing exchange rate on the date hereof) for Securities initially offered in the United States.



                                     Sch C-1

                                   SCHEDULE D

                 List of Persons and Entities Subject to Lock-up

Andre Beaudry
Paulo F. Bins De Vasconcellos
Phillip E. Casey
Kenneth W. Harrigan
Joseph J. Heffernan
Jorge Gerdau Johannpeter
Frederico C. Gerdau Johannpeter
Andre Bier Johannpeter
Tom J. Landa
J. Spencer Lanthier
Michael Mueller
Arthur Scace
Dr. Michael D. Sopko
Gerdau S.A. (and its affiliates that hold shares of the Company)



                                     Sch D-1

                                    EXHIBIT A


                  FORM OF OPINION OF COMPANY'S CANADIAN COUNSEL
                           TO BE DELIVERED PURSUANT TO
                                  SECTION 5(b)


1. Each of the Company and Gerdau Ameristeel MRM Special Sections Inc., 3038482 Nova Scotia Company, 1062316 Ontario Limited, 1300554 Ontario Limited and 1551533 Ontario Limited (the "Canadian Subsidiaries") has been duly incorporated or amalgamated, as the case may be, and is validly existing under the laws of its jurisdiction of incorporation or amalgamation.

2. Each of the Company and the Canadian Subsidiaries has all necessary corporate power and capacity to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectus and the Canadian Prospectus.

3. The Company has all necessary corporate power and capacity to execute, deliver and perform its obligations under each of the Purchase Agreement and the Gerdau S.A. Subscription Agreement and each of the Purchase Agreement and the Gerdau S.A. Subscription Agreement has been duly authorized and, to the extent that execution and delivery are matters governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, has been duly executed and delivered by the Company, and in the case of the Gerdau S.A. Subscription Agreement, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

4. All necessary corporate action has been taken by the Company to authorize the issuance of the Securities on the terms and conditions of the Purchase Agreement and, when such certificates are countersigned by CIBC Mellon Trust Company and delivered against receipt by the Company of full payment therefor, the Securities will be validly issued as fully paid and non-assessable common shares in the capital of the Company.

5. The authorized, issued and outstanding share capital of the Company is as set forth in the U.S. Prospectus and the Canadian Prospectus under the caption "Capitalization" under "Actual" (except for subsequent issuances, if any, pursuant to the Purchase Agreement, the Gerdau S.A. Subscription Agreement or pursuant to reservations, agreements or employee benefit plans referred to in the U.S. Prospectus and the Canadian Prospectus or pursuant to the exercise of convertible securities or options referred to in the U.S. Prospectus and the Canadian Prospectus). The statements in the U.S. Prospectus and the Canadian Prospectus under the caption "Description of Share Capital" are an accurate summary of the matters referred to therein in all material respects. To the best of our knowledge, none of the outstanding Common Shares have been issued in violation of the pre-emptive rights of any shareholder of the Company.

6. All of the issued and outstanding capital stock of each Canadian Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and, to such counsel's knowledge, is owned by the Company, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity, except as provided by the Company's US$350,000,000 senior secured credit facility with a syndicate of lenders dated as of June 20, 2003.

7. Such counsel's opinion in the U.S. Prospectus and the Canadian Prospectus under the caption "Eligibility for Investment" is confirmed as at the date of Closing. The statements in the U.S. Prospectus and the Canadian Prospectus under the caption "Certain Tax Considerations For U.S. Shareholders - Canadian Federal Income Tax Considerations" and the statements in the Registration Statement under "Part II - Information Not Required to Be Delivered to Offerees or Purchasers - Indemnification" constitute accurate summaries of the matters described therein in all material respects.

8. The form of share certificate representing the Common Shares has been duly approved by the Company and complies with all applicable statutory requirements, with any applicable requirements of the charter and by-laws of the Company and with the provisions of the Business Corporations Act (Ontario) relating thereto and the requirements of the Toronto Stock Exchange and the New York Stock Exchange for share certificates.

9. A final Mutual Reliance Review System Decision Document has been obtained in respect of the Final PREP Prospectus from the Reviewing Authority on behalf of the Qualifying Authorities and all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the securities laws of each of the Qualifying Jurisdictions to qualify the distribution of the Securities to the public in each of the Qualifying Jurisdictions through investment dealers or registrants registered, if required, under applicable securities laws (including related and applicable regulations, policies and rules) of the Qualifying Jurisdictions who have complied with the applicable provisions of such securities laws.

10. The Toronto Stock Exchange has conditionally approved the listing of all of the Securities.

11. The Company is a "reporting issuer" or the equivalent under the securities legislation of Ontario, Alberta, British Columbia, Manitoba, Newfoundland, Nova Scotia, Quebec and Saskatchewan and is not on the list of defaulting issuers maintained under such legislation, if any.

12. The execution, delivery and performance of the Purchase Agreement by the Company and the consummation by the Company of the transactions contemplated in the Purchase Agreement and the Registration Statement, the U.S. Prospectus and the Canadian Prospectus (including the authorization, issuance, sale and delivery of the Securities and the use of proceeds as described in the U.S. Prospectus and the Canadian Prospectus under the caption "Use of Proceeds") do not and will not conflict with, result in a breach of or create a state of facts which, whether with or without the giving of notice or lapse of time or both, will result in a breach or violation of any of the terms, conditions or provisions of or result in the creation or imposition of any lien, charge, or encumbrance upon any property or assets of the Company or any of its subsidiaries under (A) the articles of incorporation or by-laws of the Company; (B) to such counsel's knowledge, any material contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or any other agreement or instrument to which the Company or any subsidiary is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any subsidiary is subject (except for such conflicts, breaches, defaults or liens, charges or encumbrances that would not have a Material Adverse Effect); (C) any applicable Canadian federal or Ontario statute or regulation; or (D) any judgment, order or decree of any government, governmental, regulatory or administrative agency, authority, commission or instrumentality or court having jurisdiction over the Company or any of its properties, assets or operations. No further consents, approvals, authorizations or orders of any court, regulatory body or administrative agency or other governmental agency or body, of Ontario or of Canada, other than those that have been validly obtained and continue in effect, are required for the Company's execution, delivery or performance of the Purchase Agreement or the consummation of the transactions contemplated by the Purchase Agreement.

13. To such counsel's knowledge, the Company is not in violation of its articles of incorporation or by-laws and no default exists in the performance or observance of any material obligation, agreement, covenant or condition in any contract, indenture, loan agreement, note, lease or other agreement or instrument to which the Company is a party.

14. The issuance of the Securities is not subject to pre-emptive or other similar rights of any securityholder of the Company.

15. No order having the effect of ceasing or suspending the distribution of the Securities or the trading in the Common Shares has been issued by any securities regulatory authority in the Qualifying Jurisdictions and no proceedings for that purpose have been instituted or are pending or contemplated.

16. To such counsel's knowledge, there is not pending or threatened any action, suit, proceeding, inquiry, or investigation, to which the Company is a party, or to which the property of the Company is subject, before or brought by any court or governmental agency or body, domestic or foreign, which might reasonably be expected to result in a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the properties or assets of the Company or the consummation of the transactions contemplated in the Purchase Agreement or the performance by the Company of its obligations thereunder.

17. There are no persons with registration rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the 1933 Act or qualified for distribution under applicable Canadian provincial securities laws.

18. The documents incorporated by reference in the Canadian Prospectus as amended or supplemented (other than the financial statements and other financial data included or incorporated or deemed to be incorporated therein, as to which such counsel may express no opinion), when they were filed with the Qualifying Authorities, appear on their face to have been appropriately responsive in all material respects to the requirements of the laws of each Qualifying Province.

19. The Canadian Prospectus and the Supplementary Material in connection with the offering of the Securities (including the PREP Information, but excluding the financial statements and other financial data included or incorporated therein or omitted therefrom, as to which such counsel may express no opinion) appear on their face to be appropriately responsive in all material respects to the requirements of the laws of each Qualifying Province.

20. The Canadian Prospectus constitutes the entire disclosure document required to offer and distribute the Securities in the Province of Ontario; the exhibits to the Registration Statement include all reports or information that in accordance with the requirements of Ontario law are required to be made publicly available in connection with the offers and distribution of the Securities in the Province of Ontario.

21. A court of competent jurisdiction in the Province of Ontario (an "Ontario Court") would give effect to the choice of the law of the State of New York ("New York law") as the law governing the Purchase Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term is applied by an Ontario Court ("Public Policy"). We have no reason to believe that the choice of New York law to govern the Purchase Agreement (except as to provisions in the Purchase Agreement providing for indemnity or contribution, as to which no opinion is expressed) is not bona fide or would be contrary to Public Policy.

22. In an action on a final and conclusive judgment in personam of any federal or state court in the State of New York (a "New York Court") that is not impeachable as void or voidable under New York law, an Ontario Court would give effect to the appointment by the Company of Gerdau Ameristeel U.S. Inc. as its agent to receive service of process in the United States of America under the Purchase Agreement and to the provisions in the Purchase Agreement whereby the Company submits to the non-exclusive jurisdiction of a New York Court.

23. If the Purchase Agreement is sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York law, an Ontario Court would, subject to paragraph 22 above, recognize the choice of New York law and, upon appropriate evidence as to such law being adduced, apply such law with respect to those matters which under the laws of the Province of Ontario are to be determined by the proper law of the Purchase Agreement (and in particular, but without limitation, not with respect to matters of procedure), provided that none of the provisions of the Purchase Agreement, or of applicable New York law, is contrary to Public Policy and that those laws are not foreign revenue, expropriatory or penal laws; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and an Ontario Court will retain discretion to decline to hear such action if it is contrary to Public Policy for it to do so, or if it is not the proper forum to hear such an action, or if concurrent proceedings are being brought elsewhere and an Ontario Court may not enforce an obligation enforceable under New York law where performance of the obligation would be illegal by the law of the place of performance.

24. The laws of the Province of Ontario and the laws of Canada applicable therein permit an action to be brought in an Ontario Court on a final and conclusive judgment in personam of a

         New York Court that is subsisting and unsatisfied respecting the enforcement of the Purchase Agreement that is not impeachable as void or voidable under New York law for a sum certain if: (A) the court rendering such judgment had jurisdiction, as determined under Ontario Law, over the judgment debtor and the subject matter of the action; (B) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with Public Policy or contrary to any order made by the Attorney-General of Canada under the Foreign Extraterritorial Measures Act (Canada) or the Competition Tribunal under the Competition Act (Canada); (C) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (D) the action to enforce such judgment is commenced in compliance with the Limitations Act, 2002 (Ontario); (E) in the case of a judgment obtained by default, there has been no manifest error in the granting of such judgment; and (F) no new admissible evidence, right or defence relevant to the action is discovered prior to the rendering of judgment by an Ontario Court. Under the Currency Act (Canada), an Ontario Court may only give judgment in Canadian dollars.

25. As of the Closing Time, all laws of the Province of Quebec relating to the use of the French language (other than those relating to verbal communications, in respect of which we express no opinion) will have been complied with in connection with the offering and sale of the Securities to purchasers in the Province of Quebec if such purchasers receive copies of the French and English language versions of the Canadian Prospectus and forms of order and confirmation in the French language or a bilingual form or copies of the French language version of the Canadian Prospectus and forms of order and confirmation in the French language only or, in the case of individuals so requesting in writing, copies of the English language version of the Canadian Prospectus and forms of order and confirmation in the English language or in a bilingual form.

26. No stamp or other issuance or transfer taxes or duties or withholding taxes are payable by or on behalf of the Underwriters to the Government of Canada or the Government of Ontario or any political subdivision thereof or any authority or agency thereof or therein having power to tax in connection with (A) the issue, sale and delivery of the Securities by the Company to or for the respective accounts of the Underwriters or (B) the sale and delivery outside Canada by the Underwriters of the Securities in the manner contemplated in the Purchase Agreement.

27. Such counsel have participated in the preparation of the Registration Statement, the U.S. Prospectus and the Canadian Prospectus and in telephone conferences with officers and other representatives of the Company, representatives of the independent chartered accountants for the Company, and representatives of the Underwriters, at which the contents of the Registration Statement, the U.S. Prospectus and the Canadian Prospectus, and related matters were discussed and, although such counsel are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus except as set forth in paragraphs 5 and 7, on the basis of the foregoing no information has come to such counsel's attention that causes them to believe that, (A) the Registration Statement (except for the financial statements and other financial data included or incorporated therein or omitted therefrom, and except for the statements included in the following captions: "PROSPECTUS SUMMARY - Acquisition of North Star"; "RISK FACTORS - Risks

         Related to our Business and Industry - Our proposed acquisition of and integration with North Star may not be successful and may reduce our profitability," and "- Environmental and occupational health and safety laws and regulations affect us and compliance may be costly and reduce profitability," and "- We may not be able to successfully renegotiate collective bargaining agreements when they expire and our financial results may be adversely affected by labor disruptions"; "BUSINESS - Competitive Strengths - Leading Market Position," and "--Scope for Future Operational Improvement"; and "NORTH STAR ACQUISITION" (the "North Star Portions") regarding North Star, as to which such counsel need express no belief), at the time the Registration Statement became effective under the 1933 Act, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or
         (B) the U.S. Prospectus and the Canadian Prospectus as amended or supplemented prior to the Closing Time (except for the financial statements and other financial data included or incorporated therein or omitted therefrom, and except for the statements included in the North Star Portions regarding North Star, as to which such counsel need express no belief), as of the date of the U.S. Prospectus and the Canadian Prospectus or the date hereof contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                                    EXHIBIT B


                    FORM OF OPINION OF COMPANY'S U.S. COUNSEL
                           TO BE DELIVERED PURSUANT TO
                                  SECTION 5(b)


1. Each of GUSAP Partners, Gerdau USA Inc., Gerdau Ameristeel Perth Amboy Inc., Gerdau Ameristeel Sayreville Inc., Gerdau Ameristeel U.S. Inc., Porter Bros. Corporation, MFT Acquisition Corp., Gerdau Ameristeel Lake Ontario Inc., PASUG LLC and Raritan River Urban Renewal Corporation (the "U.S. Subsidiaries") has been duly incorporated or amalgamated, as the case may be, and is validly existing under the laws of its jurisdiction of incorporation or amalgamation.

2. Each of the U.S. Subsidiaries has all necessary corporate power and capacity to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectus and the Canadian Prospectus.

3. All of the issued and outstanding capital stock of each U.S. Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and, to such counsel's knowledge, is owned by the Company, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity, except as provided by the Company's US$350,000,000 senior secured credit facility with a syndicate of lenders dated as of June 20, 2003.

4. The Registration Statement is effective under the 1933 Act and the Form F-X was filed with the Commission prior to the effectiveness of the Registration Statement; any required filing of the U.S. Prospectus or any supplement thereto pursuant to General Instruction II.L. of Form F-10 has been made in the manner and within the time period required by said General Instruction II.L.; and, to such counsel's knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or threatened under the 1933 Act.

5. The Form F-X complies as to form in all material respects with the applicable requirements of the 1933 Act and the 1933 Act Regulations.

6. Such counsel does not know of any amendment to the Registration Statement required to be filed or of any contracts or documents of a character required to be filed as an exhibit to the Registration Statement or required to be described in the Registration Statement or the U.S. Prospectus that are not filed or described, in each case as required by the 1933 Act and the 1933 Act Regulations.

7. Registration under the 1933 Act is not required in connection with the offer and sale of the Gerdau S.A. Securities to Gerdau Steel Inc. pursuant to the Gerdau S.A. Subscription Agreement.

8. Assuming the due authorization, execution and delivery of the Purchase Agreement under the laws of the Province of Ontario and the federal laws of Canada applicable therein, the Purchase Agreement (to the extent that execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company.

9. Assuming due execution and delivery of the Waiver and Release under the laws of Brazil, the Waiver and Release has been duly executed and delivered by Gerdau Steel Inc., to the extent such execution and delivery are governed by the laws of the State of New York, and constitutes a valid and legally binding instrument of Gerdau Steel Inc., enforceable against Gerdau Steel Inc. in accordance with its terms.

10. The statements made in the U.S. Prospectus under the heading "Certain Tax Considerations for U.S. Shareholders -- United States Federal Income Tax Considerations", insofar as they constitute matters of United States federal income tax law and legal conclusions with respect thereto, are accurate in all material respects.

11. To the knowledge of such counsel, there is not pending or threatened any action, suit, proceeding, inquiry or investigation, to which the Company or any subsidiary is a party, or to which the property of the Company or any subsidiary is subject, before or brought by any court or governmental agency or body, domestic or foreign, which might reasonably be expected to result in a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in the Purchase Agreement or the performance by the Company of its obligations thereunder.

12. To the knowledge of such counsel, there are no U.S. statutes or regulations that are required to be described in the Registration Statement that are not described as required, and the descriptions thereof or references thereto are correct in all material respects.

13. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any U.S. federal or New York State court or governmental authority or agency (other than under the 1933 Act and the 1933 Act Regulations, which have been obtained, or as may be required under the securities or blue sky laws of the various states, as to which such counsel need not express any opinion) is necessary or required in connection with the due authorization, execution and delivery of the Purchase Agreement or for the offering, issuance or sale of the Securities.

14. The execution, delivery and performance of the Purchase Agreement by the Company and the consummation by the Company of the transactions contemplated in the Purchase Agreement and in the Registration Statement and the U.S. Prospectus (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the U.S. Prospectus under the caption "Use of Proceeds") do not and will not conflict with, result in a breach of or create a state of facts which, whether with or without the giving of notice or lapse of time or both, will result in a breach or violation of any of the terms, conditions or provisions of or result in the creation or imposition of any lien, charge, or encumbrance upon any property or assets of the Company or any subsidiary pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or any other agreement or instrument to which the Company or any subsidiary is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any subsidiary is subject (except for such conflicts, breaches or defaults or liens, charges or encumbrances that would not have a Material Adverse Effect), which is governed by New York State law, statute, rule or regulation.

15. The execution, delivery and performance of the Purchase Agreement by the Company and the consummation by the Company of the transactions contemplated in the Purchase Agreement and compliance by the Company with its obligations under the Purchase Agreement do not and will not violate any applicable U.S. federal or New York State law, statute, rule, regulation or, to such counsel's knowledge, any judgment, order or decree of any federal or New York State government, governmental regulatory or administrative agency, authority, commission or instrumentality or court having jurisdiction over the Company or any of its respective properties or assets.

16. The Company is not and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the U.S. Prospectus, will not be an "investment company" or an entity "controlled" by an "investment company", as such terms are defined in the 1940 Act.

17. Under the laws of the State of New York relating to submission of personal jurisdiction, the Company has, pursuant to Section 11 of the Purchase Agreement, validly (i) submitted to the non-exclusive jurisdiction of any federal or state court in the City, County and State of New York, in any action based on or under the Purchase Agreement, and (ii) appointed Gerdau Ameristeel U.S. Inc. as its authorized agent for purposes described in Section 11 of the Purchase Agreement.

18. The New York Stock Exchange has approved the listing of the Common Shares, including the Securities, subject to notice of issuance.

19. Such counsel have participated in the preparation of the Registration Statement and the U.S. Prospectus and in telephone conferences with officers and other representatives of the Company, representatives of the independent chartered accountants for the Company, and representatives of the Underwriters, at which the contents of the Registration Statement and the U.S. Prospectus, and related matters were discussed and, although such counsel are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement and the U.S. Prospectus except as set forth in paragraph 11 above, on the basis of the foregoing (i) in their opinion, the Registration Statement and the U.S. Prospectus (other than the financial statements and other financial data contained therein or omitted therefrom, as to which such counsel need express no opinion), as of their respective effective or issue dates appear on their face to comply as to form in all material respects with the requirements of the 1933 Act and the applicable rules and regulations of the SEC thereunder; and (ii) no information has come to such counsel's attention that causes them to believe that, (A) the Registration Statement (except for the financial statements and other financial data included or incorporated therein or omitted therefrom, and except for the statements included in the following captions:
         "PROSPECTUS SUMMARY - Acquisition of North Star"; "RISK FACTORS - Risks Related to our Business and Industry - Our proposed acquisition of and integration with North Star may not be successful and may reduce our profitability," and "- Environmental and occupational health and safety laws and regulations affect us and compliance may be costly and reduce profitability," and "- We may not be able to successfully renegotiate collective bargaining agreements when they expire and our financial results may be adversely affected by labor disruptions"; "BUSINESS - Competitive Strengths - Leading Market Position," and "--Scope for Future Operational Improvement"; and "NORTH STAR ACQUISITION" (the "North Star Portions") regarding North Star, as to which such counsel need express no belief), at the time the Registration Statement became effective under the 1933 Act, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or
         (B) the U.S. Prospectus as amended or supplemented prior to the Closing Time (except for the financial statements and other financial data included or incorporated therein or omitted therefrom, and except for the statements included in the North Star Portions regarding North Star, as to which such counsel need express no belief), as of the date of the U.S. Prospectus or the date hereof contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                                    EXHIBIT C

                FORM OF OPINION OF COMPANY'S ACQUISITION COUNSEL
                           TO BE DELIVERED PURSUANT TO
                                  SECTION 5(c)


1. Such counsel have participated in the preparation and negotiation of the Asset Purchase Agreement and related documentation with respect to the Acquisition, and have reviewed the information set forth in the Registration Statement and the U.S. Prospectus under the following captions: "PROSPECTUS SUMMARY - Recent Developments"; "RISK FACTORS - Risks Related to our Business and Industry - Our proposed acquisition of and integration with Northstar may not be successful and may reduce our profitability," and "- Environmental and occupational health and safety laws and regulations affect us and compliance may be costly and reduce profitability," and "- We may not be able to successfully renegotiate collective bargaining agreements when they expire and our financial results may be adversely affected by labor disruptions"; "BUSINESS - Competitive Strengths - Leading Market Position," and "--Scope for Future Operational Improvement"; and "NORTHSTAR ACQUISITION" (collectively, the "Northstar Portion"); although such counsel are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement and the U.S. Prospectus, on the basis of the foregoing, no information has come to such counsel's attention that causes them to believe that, with respect solely to the statements regarding Northstar contained in the Northstar Portion, (A) the Registration Statement (except for the financial statements and other financial data included or incorporated therein or omitted therefrom, as to which such counsel need express no belief), at the time the Registration Statement became effective under the 1933 Act, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading, or (B) the U.S. Prospectus as amended or supplemented prior to the Closing Time (except for the financial statements and other financial data included or incorporated therein or omitted therefrom, as to which such counsel need express no belief), as of the date of the U.S. Prospectus or the date hereof contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

2. Each of the Asset Purchase Agreements constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms.

                                    EXHIBIT D

                             FORM OF LOCK-UP LETTER


                                                           _______________, 2004


MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith
                Incorporated
BMO NESBITT BURNS INC.
CIBC WORLD MARKETS INC.
J.P. MORGAN SECURITIES INC.
MORGAN STANLEY & CO. INCORPORATED
c/o   Merrill Lynch & Co.
      Merrill Lynch, Pierce, Fenner & Smith
          Incorporated
      World Financial Center, North Tower
      250 Vesey Street, 6th Floor
      New York, New York  10281-1209


Ladies and Gentlemen:

                  The undersigned shareholder, director or senior officer of Gerdau Ameristeel Corporation, a company incorporated under the Business Corporations Act (Ontario) (the "Company"), understands that a Purchase Agreement (the "Purchase Agreement") will be executed by the Company, and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Nesbitt Burns Inc., who are acting as representatives of the other Underwriters and the Sub-underwriter named in Schedule A to the Purchase Agreement (the "Underwriters"), providing for the public offering (the "Offering") of 35,000,000 common shares of the Company ("Common Shares") in the United States pursuant to the Company's registration statement on Form F-10 (File No. 333-119539), as amended or supplemented, and in each of the provinces and territories of Canada pursuant to the Company's preliminary short form prospectus dated October 4, 2004, as completed, amended or supplemented.

                  This Lock-Up Letter Agreement is being entered into in accordance with Section 5(j) of the Purchase Agreement at the request of the Underwriters and the Sub-underwriter.

                  For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees with each Underwriter and the Sub-underwriter that, without the prior written consent of Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Nesbitt Burns Inc., on behalf of the Underwriters and the Sub-underwriter, the undersigned will not, directly or indirectly, (i) offer, pledge, sell (including any sale pursuant to Rule 144 under the Securities Act of 1933, as amended), contract to sell, sell any

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option or contract to purchase, purchase any option or contract to sell, announce any intention to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any Common Shares (including, without limitation, Common Shares which may be deemed to be beneficially owned by such shareholder in accordance with the rules and regulations of the Securities and Exchange Commission or the securities legislation of any province or territory of Canada and Common Shares which may be issued upon exercise of any option or warrant) or any securities convertible into or exchangeable or exercisable for Common Shares, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file a registration statement or prospectus with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise, for a period commencing the date of the Purchase Agreement and ending 90 days thereafter.

                  The undersigned understands that the Company and the Underwriters and the Sub-underwriter will proceed with the Offering in reliance on this Lock-Up Letter Agreement.

                  The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary or desirable in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned.

                  This Lock-Up Letter Agreement has been entered into on the date first written above. If for any reason the Purchase Agreement shall be terminated prior to the Closing Time (as defined in the Purchase Agreement), the agreement set forth above shall likewise be terminated.

                                             Very truly yours,


                                             By:
                                                --------------------------------
                                                Name:
                                                Title:





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